## Financial Certification

I, <u>Austin Wright</u>, certify that:

1) The financial statements of Beachsheetz, LLC included in this Form are true and complete in all material respects; and
2) The tax return information of Beachsheetz, LLC included in this Form reflects accurately the information reported on the tax return for Beachsheetz, LLC filed for the fiscal year ended 12/31/2016.



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Signature
CEO